Filed pursuant to Rule 424(b)(3)

Registration No. 333-280557

21SHARES SOLANA STAKING ETF

SUPPLEMENT NO. 10 DATED AUGUST 27, 2026

TO THE PROSPECTUS DATED NOVEMBER 18, 2025

This prospectus supplement No. 10 (this “Supplement”) is being filed to update and supplement the information contained in the prospectus of 21Shares Solana Staking ETF (the “Trust”) dated November 18, 2025 (as supplemented or amended from time to time, the “Prospectus”). Each of the Prospectus and this Supplement form a part of our Registration Statement on Form S-1 (Registration No. 333-280557) initially declared effective by the Securities and Exchange Commission (the “SEC”) on November 18, 2025 (the “Registration Statement”).

The purpose of this Supplement is to update and supplement certain information contained in the Registration Statement and Prospectus to disclose (i) that prior to August 27, 2026, the Trust used the CME CF Solana-Dollar Reference Rate - New York Variant (the “Prior Pricing Benchmark”) and as of August 27, 2026, the Trust began using the FTSE Solana Index (the “Pricing Benchmark”), (ii) a change in the timing of payment of the Sponsor Fee (as defined below) from being payable in SOL weekly in arrears to at least quarterly in arrears and (iii) a change in the Trust’s name from “21Shares Solana ETF” to “21Shares Solana Staking ETF”. Except as otherwise set forth below, the information set forth in the Registration Statement and Prospectus remains unchanged. For clarity, additions to existing disclosure from the Registration Statement and Prospectus are indicated with bold, underlined text and deletions are indicated with strikethrough. All page, paragraph and section references used herein refer to the Registration Statement and Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement and Prospectus.

The information set forth below serves as a supplement to the Registration Statement and Prospectus. Except as described herein, the information provided in the Registration Statement and Prospectus continues to apply. To the extent this Supplement differs from or updates information in the Registration Statement or Prospectus, you should rely on the information contained in this Supplement. The Registration Statement and Prospectus contain important additional information. This Supplement should be read in conjunction with the Registration Statement and Prospectus.

Shares

21Shares Solana Staking ETF

The 21Shares Solana Staking ETF (the “Trust”) is an exchange-traded fund that issues common shares of beneficial interest (the “Shares”) that are ~~anticipated to be~~ listed on the Cboe BZX Exchange, Inc. (the “Exchange”). The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of SOL tokens, the native digital asset of the Solana blockchain (“SOL”). This means the Sponsor does not speculatively sell SOL at times when its price is high or speculatively acquire SOL at low prices in the expectation of future price increases. It also means the Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective. The Trust’s investment objective is to seek to track the performance of SOL, as measured by the performance of the ~~CME CF~~FTSE Solana~~-Dollar Reference Rate - New York Variant~~Index (the “Pricing Benchmark”), as adjusted for the Trust’s expenses and other liabilities, and to reflect rewards from staking a portion of the Trust’s SOL, to the extent the Sponsor in its sole discretion determines that the Trust may do so without undue legal or regulatory risk, such as, without limitation, the risk of jeopardizing the Trust’s ability to qualify as a grantor trust for tax purposes. The Pricing Benchmark is calculated by ~~CF Benchmarks Ltd~~ FTSE International Limited (the “Benchmark Provider” or “FTSE”) based on ~~an aggregation of executed trade flow of major SOL trading platforms~~ the volume weighted average price across qualifying SOL spot markets (“Constituent Exchanges”). The Pricing Benchmark is designed to ~~reflect~~track the performance of SOL in U.S. dollars. In seeking to achieve its investment objective, the Trust ~~will holds~~holds SOL and the Trust’s administrator~~will value~~values ~~its~~the Trust’s Shares daily based on the Pricing Benchmark.

On ~~November 14, 2025~~August 20, 2026, the Pricing Benchmark was approximately $~~141.43~~86.95.

PROSPECTUS SUMMARY

Overview of the Trust

The 21Shares Solana Staking ETF (the “Trust”) is an exchange-traded fund that issues common shares of beneficial interest (the “Shares”) that trade on the Cboe BZX Exchange, Inc. (the “Exchange”). The Trust’s investment objective is to seek to track the performance of SOL, as measured by the performance of the ~~CME CF~~FTSE Solana~~-Dollar Reference Rate - New York Variant~~Index (the “Pricing Benchmark”), as adjusted for the Trust’s expenses and other liabilities, and to reflect rewards from staking a portion of the Trust’s SOL, to the extent the Sponsor in its sole discretion determines that the Trust may do so without undue legal or regulatory risk, such as, without limitation, the risk of jeopardizing the Trust’s ability to qualify as a grantor trust for tax purposes. The Pricing Benchmark is calculated by ~~CF Benchmarks Ltd~~FTSE International Limited (the “Benchmark Provider” or “FTSE”). The Pricing Benchmark is designed to ~~reflect~~track the performance of SOL in U.S. dollars. The Shares of the Trust are valued daily based on the Pricing Benchmark.

~~The CME CF Solana-Dollar Reference Rate - New York Variant~~

The Pricing Benchmark

The Pricing Benchmark was introduced on ~~September 16, 2024~~February 25, 2024. The Benchmark Provider is the administrator of the Pricing Benchmark. The Pricing Benchmark is calculated ~~daily~~on weekdays and Sundays.

~~The Sponsor believes that the use of the Pricing Benchmark is reflective of a reasonable valuation of the average spot price of SOL and that resistance to manipulation is a priority aim of its design methodology. The methodology: (i) takes an observation period and divides it into equal partitions of time; (ii) then calculates the volume-weighted median of all transactions within each partition; and (iii) the value is determined from the arithmetic mean of the volume-weighted medians, equally weighted. By employing the foregoing steps, the Pricing Benchmark thereby seeks to ensure that transactions in SOL conducted at outlying prices do not have an undue effect on the value of a specific partition, large trades or clusters of trades transacted over a short period of time will not have an undue influence on the index or benchmark level, as applicable, and the effect of large trades at prices that deviate from the prevailing price are mitigated from having an undue influence on the benchmark level.~~

The Sponsor believes that the use of the Pricing Benchmark is reflective of a reasonable valuation of the average spot price of SOL. The Sponsor has selected the Pricing Benchmark for its quality and rigor as well as its broad, well-balanced universe, which the Sponsor believes best reflects the market price of SOL.

The Pricing Benchmark is determined as a 15-second volume-weighted average price (“VWAP”) of SOL closing prices in USD calculated across Constituent Exchanges over a 60-minute observation window ending at 4:00 p.m. ET. For example, the fix at 4:00 p.m. takes all prices published every 15 seconds in the observation window from 3:00:15 p.m. to 4:00:00 p.m. ET (240 observations). Executed transactions from Constituent Exchanges are used in the calculation; price quotes are not used, and prices are calculated net of any transaction costs. After conversion to USD and prior to the final volume-weighted VWAP calculation, executed trades are filtered to identify and remove outliers. Duplicate trades are first removed. At the exchange level, all executed trades for SOL from the most recent 10-minute window are aggregated, a VWAP is calculated for each Constituent Exchange, and trades from any Constituent Exchange whose VWAP falls outside 1.5 standard deviations of the mean VWAP across all Constituent Exchanges are excluded. At the trade level, any individual trade with a price that falls outside 2.5 standard deviations of the mean price across the then most recent 10-minute window across the Constituent Exchanges is excluded. By employing the foregoing steps, the Pricing Benchmark thereby seeks to be a price reflection for SOL in U.S. dollars.

The selection of exchanges for use in the Pricing Benchmark is based on specified criteria and eligibility standards. However, changes to the Constituent Exchanges may result in an impact on the pricing information reflected in the Pricing Benchmark. The exchanges on which market participants primarily execute transactions for SOL may evolve from time to time, and the Benchmark Provider may make changes to the Constituent Exchanges comprising the Pricing Benchmark from time to time for this or other reasons. To the extent the Trust executes transactions for SOL, the exchanges on which the Trust executes transactions do not impact the Constituent Exchanges comprising the Pricing Benchmark.

The Sponsor may, in its sole discretion, change either the Pricing Benchmark or Benchmark Provider without Shareholder approval. Should such a change take place, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic Exchange Act reports, as applicable, and on the Sponsor’s website. Once it has actual knowledge of material changes to the Constituent Exchanges used to calculate the Pricing Benchmark, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic Exchange Act reports, as applicable, and on the Sponsor’s website. Any adjustments made to the Pricing Benchmark will be published on the Benchmark Provider’s website at https://www.lseg.com/en/ftse-russell/indices/digital-asset#overview or any successor thereto. None of the information on the Benchmark Provider’s website is incorporated by reference into this Prospectus.

~~In addition, the Sponsor notes that an~~An oversight function is implemented by the Benchmark Provider in seeking to ensure that the Pricing Benchmark is administered through codified policies for Pricing Benchmark integrity, which include a ~~conflicts~~conflict of interest policy, a control framework, an accountability framework, and an input data policy. ~~It is also subject to the UK Benchmarks Regulation (“BMR”), compliance with which regulations has been subject to a Limited Assurance Audit under the ISAE 3000 standards of September 12, 2022~~These policies are subject to regular review at least once a year by FTSE, with feedback considered by FTSE’s Governance Board before approval is granted. FTSE is authorized as a “Benchmark Administrator” and regulated in the United Kingdom by the Financial Conduct Authority under the UK Benchmark Regulation.

Pricing Benchmark data and the description of the Pricing Benchmark are based on information made publicly available by the Benchmark Provider on its website at https://www. ~~cfbenchmarks~~lseg.com~~/data/indices/SOLUSD_NY~~/en/ftse-russell/indices/digital-asset#overview. None of the information on the Benchmark Provider’s website is incorporated by reference into this Prospectus.

The Benchmark Provider makes no warranty, express or implied, as to the results to be obtained by any person or entity from the use of the Pricing Benchmark for any purpose. Pricing Benchmark information and any other data calculated and/or disseminated, in whole or part, by the Benchmark Provider is for informational purposes only, not intended for trading purposes, and provided on an “as is” basis. The Benchmark Provider does not warrant that the Pricing Benchmark information will be uninterrupted or error-free, or that defects will be corrected. The Benchmark Provider also does not recommend or make any representation as to possible benefits from any securities or investments, or third-party products or services. Shareholders should undertake their own due diligence regarding investment practices.

The Sponsor has entered into a licensing agreement with the Benchmark Provider to use the Pricing Benchmark~~. The~~, pursuant to which the Trust is entitled to use the Pricing Benchmark ~~pursuant to a sub-licensing arrangement with~~ as a permitted affiliate of the Sponsor. ~~As the Pricing Benchmark is calculated as a price return, it~~The Pricing Benchmark currently does not track airdrops involving SOL. Accordingly, the Trust ~~will~~does not participate in airdrops, as further described below in “Risk factors — The inability to recognize the economic benefit of a ‘fork’ or an ‘airdrop’ could adversely impact an investment in the Trust.”

Pricing Information Available on the Exchange and Other Sources

~~Any adjustments made to the Pricing Benchmark will be published on the Benchmark Provider’s website at https://www.cfbenchmarks.com/data/indices/SOLUSD_NY or any successor thereto. None of the information on the Benchmark Provider’s website is incorporated by reference into this Prospectus.~~

~~The selection of exchanges for use in the Pricing Benchmark is based on the accessible venues where execution transactions for SOL will occur. The exchanges on which market participants primarily execute transactions for SOL may evolve from time to time, and the Benchmark Provider may make changes to the Constituent Exchanges comprising the Pricing Benchmark from time to time for this or other reasons. To the extent the Trust executes transactions for SOL, the exchanges on which the Trust executes transactions do not impact the Constituent Exchanges comprising the Pricing Benchmark. Although Constituent Exchanges are selected for inclusion within the Pricing Benchmark in accordance with specified criteria and eligibility standards, changes to the Constituent Exchanges may result in an impact on the pricing information reflected in the Pricing Benchmark. Once it has actual knowledge of material changes to the Constituent Exchanges used to calculate the Pricing Benchmark, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic Exchange Act reports, as applicable, and on the Sponsor’s website.~~

~~The Sponsor may, in its sole discretion, change either the Pricing Benchmark or Benchmark Provider without Shareholder approval. Should such a change take place, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic Exchange Act reports, as applicable, and on the Sponsor’s website.~~

~~The intra-day levels and closing levels of the Pricing Benchmark are published by the Benchmark Provider, and the closing NAV is published by the Administrator.~~

~~The Benchmark Provider makes no warranty, express or implied, as to the results to be obtained by any person or entity from the use of the Pricing Benchmark for any purpose. Pricing Benchmark information and any other data calculated and/or disseminated, in whole or part, by the Benchmark Provider is for informational purposes only, not intended for trading purposes, and provided on an “as is” basis. The Benchmark Provider does not warrant that the Pricing Benchmark information will be uninterrupted or error-free, or that defects will be corrected. The Benchmark Provider also does not recommend or make any representation as to possible benefits from any securities or investments, or third-party products or services. Shareholders should undertake their own due diligence regarding securities and investment practices.~~

The Trust’s Fees and Expenses

The Sponsor Fee will accrue daily and will be payable in SOL ~~weekly~~at least quarterly in arrears. The Administrator will calculate the Sponsor Fee on a daily basis by applying a 0.21% annualized rate to the Trust’s NAV and the amount of SOL payable in respect of each daily accrual shall be determined by reference to the Pricing Benchmark. The Sponsor has agreed to pay all operating expenses (except for litigation expenses and other extraordinary expenses) out of the Sponsor Fee. Operating expenses assumed by the Sponsor include (i) the fee payable to the Marketing Agent for services it provides to the Trust (the “Marketing Fee”), (ii) fees to the Administrator, if any, (iii) fees to the SOL Custodians, (iv) fees to the Transfer Agent, (v) fees to the Trustee, (vi) the fees and expenses related to any future listing, trading or quotation of the Shares on any listing exchange or quotation system (including legal, marketing and audit fees and expenses), (vii) ordinary course legal fees and expenses but not litigation-related expenses, (viii) audit fees, (ix) regulatory fees, including, if applicable, any fees relating to the registration of the Shares under the Securities Act of 1933, as amended (the “1933 Act”), or the Exchange Act, (x) printing and mailing costs, (xi) costs of maintaining the Sponsor’s website and (xii) applicable license fees (each, a “Sponsor-paid Expense,” and together, the “Sponsor-paid Expenses”), provided that any expense that qualifies as an Additional Trust Expense will be deemed to be an Additional Trust Expense and not a Sponsor-paid Expense. In the Sponsor’s sole discretion, all or any portion of a Sponsor-paid Expense may be redesignated as an Additional Trust Expense. The Trust will be responsible for SOL-related on-chain transaction fees associated with creation and redemption transactions and transactions with the Prime Broker, and the Sponsor will assume such expense of the Trust in consideration for the Sponsor Fee. There is currently no predetermined cap on the aggregate amount of Sponsor-paid expenses. Should the Trust implement a predetermined cap on aggregate Sponsor-paid expenses, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic Exchange Act reports, as applicable, and on the Sponsor’s website.

RISK FACTORS

Risks Associated with the Pricing Benchmark and Pricing Benchmark Pricing

The change in the Trust’s Pricing Benchmark from the CME CF Solana-Dollar Reference Rate – New York Variant to the FTSE Solana Index may adversely affect the Trust’s NAV, the market price of the Shares and an investment in the Trust.

The Trust has terminated its licensing agreement with CF Benchmarks Ltd. (the “Prior Benchmark Provider”) relating to the Prior Pricing Benchmark and entered into a new licensing agreement with FTSE relating to the Pricing Benchmark, which now serves as the “Pricing Benchmark” for purposes of calculating the Trust’s NAV. The change in Pricing Benchmark involves differences in calculation methodology, constituent exchange composition, and pricing inputs that may cause the Trust’s NAV to differ from what it would have been under the Prior Pricing Benchmark, and investors should be aware of the following risks in connection with this transition.

The Pricing Benchmark is determined as a 15-second VWAP of SOL closing prices in USD calculated across the Constituent Exchanges over a 60-minute observation window ending at 4:00 p.m. ET, and it applies specific trade-level and exchange-level filtering and outlier-removal steps as part of its methodology. The Prior Pricing Benchmark used a different calculation methodology, a different set of contributing platforms, and different weighting and filtering conventions. As a result of these methodological differences, there is no assurance that the Pricing Benchmark will produce the same SOL price as the Prior Pricing Benchmark at any given time, and differences between the two may be material. To the extent the Pricing Benchmark produces a materially different SOL price than the Prior Pricing Benchmark would have produced on the same day, the Trust’s NAV calculated under the Pricing Benchmark may be higher or lower than the NAV that would have been calculated under the Prior Pricing Benchmark.

The Pricing Benchmark is based on pricing information from a set of qualifying SOL spot markets referred to as the “Constituent Exchanges.” The Constituent Exchanges used by the Pricing Benchmark differ from the contributing platforms used by the Prior Pricing Benchmark. While each of the Constituent Exchanges is subject to a range of federal and state laws regarding various aspects of their functioning, none of the Constituent Exchanges are currently registered with the SEC as a national securities exchange, broker-dealer or clearing agency. Certain of the Constituent Exchanges are headquartered outside of the United States and may be subject to less regulatory oversight than U.S.-regulated venues. The concentration of pricing volume in any one or more Constituent Exchanges means that the Trust’s NAV may be more susceptible to price anomalies, technological failures, regulatory actions, or market disruptions affecting those exchanges. Because the Pricing Benchmark relies on price data from third-party SOL spot markets that are not registered with or supervised by the SEC or CFTC and whose inputs may be subject to technological error, manipulative activity or fraudulent reporting, the SOL price reflected by the Pricing Benchmark (and therefore the Trust’s NAV) could be adversely affected.

During the period immediately following the transition from the Prior Pricing Benchmark to the Pricing Benchmark the Trust’s NAV may reflect pricing that differs from market expectations or historical patterns based on the Prior Pricing Benchmark. Investors who purchased Shares when the Trust used the Prior Pricing Benchmark and who continue to hold Shares following the transition should be aware that the Pricing Benchmark may reflect a different view of SOL’s price than the Prior Pricing Benchmark. There can be no assurance that any transition period will be free from pricing discrepancies, NAV calculation errors or other disruptions resulting from the change in Pricing Benchmark. To the extent market prices differ materially from the Pricing Benchmark price, investors may lose confidence in the Shares’ ability to track the market price of SOL, which could adversely affect the value of the Shares.

The Pricing Benchmark has a limited history.

The Pricing Benchmark was developed by the Benchmark Provider and has a limited performance history. ~~Although the Pricing Benchmark is based on materially the same methodology (except calculation time) as CME CF Solana-Dollar Reference Rate, which~~The Pricing Benchmark was first introduced on ~~April 25, 2022, the Pricing Benchmark itself has only been in operation since September 2024,~~February 25, 2024 and the Pricing Benchmark has only featured its current roster of Constituent Exchanges since ~~August 30, 2025~~February 25, 2024. A longer history of actual performance through various economic and market conditions would provide greater and more reliable information for an investor to assess the Pricing Benchmark’s performance. The Benchmark Provider has substantial discretion at any time to change the methodology used to calculate the Pricing Benchmark, including the spot markets that contribute prices to the Trust’s NAV. The Benchmark Provider does not have any obligation to take the needs of the Trust, the Trust’s Shareholders, or anyone else into consideration in connection with such changes. There is no guarantee that the methodology currently used in calculating the Pricing Benchmark will appropriately track the price of SOL in the future. The Benchmark Provider has no obligation to take the needs of the Trust or the Shareholders into consideration in determining, composing, or calculating the Pricing Benchmark.

THE TRUST AND SOL PRICES

Use of the ~~CME CF~~FTSE Solana ~~Reference Rate — New York Variant~~Index

The net assets of the Trust and its Shares are valued on a daily basis with reference to the ~~CME CF Solana-Dollar Reference Rate – New York Variant~~ FTSE Solana Index, the Pricing Benchmark, a standardized reference rate published by ~~CF Benchmarks Ltd~~FTSE International Limited, the Benchmark Provider, that is designed to ~~reflect~~track the performance of SOL in U.S. dollars. The Pricing Benchmark is calculated ~~daily and aggregates the notional value of SOL trading activity across major SOL spot exchanges~~on each weekday and on Sundays between 3:00:15 p.m. and 4:00:00 p.m. ET. ~~The Benchmark Provider is the administrator of the Pricing Benchmark~~. The Sponsor believes that the use of the Pricing Benchmark is reflective of a reasonable valuation of the average spot price of SOL. The Sponsor has selected the Pricing Benchmark for its quality and rigor as well as its broad, well-balanced universe, which the Sponsor believes best reflects the market price of SOL. ~~The Trust also uses the Pricing Benchmark to calculate its NAV, which is the aggregate U.S. Dollar value of SOL in the Trust, based on the Pricing Benchmark, less its liabilities and expenses. “NAV per Share” is calculated by dividing NAV by the number of Shares currently outstanding. NAV and NAV per Share are not measures calculated in accordance with GAAP. NAV is not intended to be a substitute for the Trust’s Principal Market NAV calculated in accordance with GAAP, and NAV per Share is not intended to be a substitute for the Trust’s Principal Market NAV per Share calculated in accordance with GAAP.~~

The Pricing Benchmark is determined as a 15-second volume-weighted average price VWAP of SOL closing prices in USD calculated across Constituent Exchanges over a 60-minute observation window ending at 4:00 p.m. ET. For example, the fix at 4:00 p.m. takes all prices published every 15 seconds in the observation window from 3:00:15 p.m. to 4:00:00 p.m. ET (240 observations). Executed transactions from Constituent Exchanges are used in the calculation; price quotes are not used, and prices are calculated net of any transaction costs. After conversion to USD and prior to the final volume-weighted VWAP calculation, executed trades are filtered to identify and remove outliers. Duplicate trades are first removed. At the exchange level, all executed trades for SOL from the most recent 10-minute window are aggregated, a VWAP is calculated for each Constituent Exchange, and trades from any Constituent Exchange whose VWAP falls outside 1.5 standard deviations of the mean VWAP across all Constituent Exchanges are excluded. At the trade level, any individual trade with a price that falls outside 2.5 standard deviations of the mean price across the then most recent 10-minute window across the Constituent Exchanges is excluded.

Exchanges are eligible for inclusion in the Pricing Benchmark as Constituent Exchanges if they qualify as either Watchlist or Participating Exchanges under the Benchmark Provider’s exchange vetting methodology. Watchlist Exchanges must, among other things: (i) have a domicile that does not restrict capital trading by foreign or international investors; (ii) be managed by companies with easily available and verified biographical information on their executive leadership team; (iii) maintain a minimum average daily reported volume of $5,000,000 USD over the six-month period leading up to each quarterly review; (iv) operate as a centralized spot exchange facilitating spot delivery transactions of underlying digital assets; and (v) provide continuous trade data including asset pair, price, volume and accurate timestamp for each trade. Watchlist Exchanges must also pass comprehensive data science tests during each of the previous two quarters demonstrating that trading follows natural buy and sell patterns and occurs at natural and expected lot levels. Participating Exchanges must satisfy all Watchlist criteria and additionally must: (i) operate within the laws of their domiciled country and hold all relevant licensing and registrations; (ii) differentiate users based on geolocation; (iii) have complied with regulatory authorities for requests for information; enforce KYC and AML controls requiring verification of a user’s name, email address, phone number, government-issued identification and bank account; not appear on any third-party sanctions lists; have no founded accusations of fraud or criminal charges against the exchange or its leadership; have experienced no meaningful security lapse or breach in the last 12 months resulting in loss of client or exchange funds exceeding 1.0% of total holdings; and have experienced no significant downtime, defined as more than 24 cumulative hours in any one quarter.

As of July 31, 2026, the Constituent Exchanges included in the Pricing Benchmark were Kraken, Bitstamp, Bitfinex, LMAX, Gemini, itBit and Luno. As of July 31, 2026, Kraken made up 51.939%, Bitstamp made up 36.052%, Bitfinex made up 5.863%, LMAX made up 3.006%, Gemini made up 2.434% and itBit made up 0.582%, with Luno holding the remaining 0.124% of the market share by trading volume of the Pricing Benchmark. For the three-month period ending July 31, 2026, Kraken had a pricing volume of $2,373,564,865.46, Bitstamp had a pricing volume of $1,647,534,019.01, Bitfinex had a pricing volume of $267,933,922.47, LMAX had a pricing volume of $137,376,621.70, Gemini had a pricing volume of $111,248,238.09, itBit had a pricing volume of $26,574,262.11 and Luno had a pricing volume of $5,672,901.54.

The Constituent Exchanges had an aggregate price volume in the SOL-USD pair during the three-month period from May 1, 2026 to July 31, 2026 as shown in the table below:

Aggregate Price Volume of SOL-USD Constituent Exchange (USD)
Period	Kraken	Bitstamp	Bitfinex	Other
5/1/26 - 7/31/26	$2,373,564,865.46	$1,647,534,019.01	$267,933,922.47	$280,872,023.44

The table below reflects the market share of each of the Constituent Exchanges included in the Pricing Benchmark using data observed by the Pricing Benchmark through the Constituent Exchanges from May 1, 2026 to July 31, 2026:

Market Share of the SOL-USD Constituent Exchanges
Period	Kraken	Bitstamp	Bitfinex	Other
5/1/26 – 7/31/26	51.939%	36.052%	5.863%	6.146%

Kraken’s headquarters are located in San Francisco, California. Kraken is registered as a money services business (“MSB”) with the Financial Crimes Enforcement Network (“FinCEN”), and holds licenses to engage in money transmission, or the state equivalent, in the majority of U.S. states.

Bitstamp is a U.K.-based exchange registered as an MSB with FinCEN and licensed as a virtual currency business under the NYDFS BitLicense as well as money transmitter in various U.S. states.

Bitfinex is a British Virgin Islands-based trading platform registered as an MSB with FinCEN.

While each of the Constituent Exchanges is subject to a range of federal and state laws regarding various aspects of their functioning, none of the Constituent Exchanges are currently registered with the SEC as a national securities exchange, broker dealer or clearing agency. Further information regarding the domicile, regulation and legal compliance of the Constituent Exchanges may be found, where available, on the websites for such Constituent Exchanges and public registers for compliance with local regulations, among other places.

An oversight function is implemented by the Pricing Benchmark in seeking to ensure that the Pricing Benchmark is administered through codified policies for Pricing Benchmark integrity, which include a conflict of interest policy, a control framework, an accountability framework, and an input data policy. These policies are subject to regular review at least once a year by FTSE, with feedback considered by FTSE’s Governance Board before approval is granted. FTSE is authorized as a “Benchmark Administrator” and regulated in the United Kingdom by the Financial Conduct Authority under the UK Benchmark Regulation.

The Sponsor holds full discretion to change either the Pricing Benchmark or the Benchmark Provider subject to proper notification to Shareholders. Shareholder approval is not required. Adjustments to the Pricing Benchmark could impact the NAV of the Trust. These adjustments may result in variations in the calculated spot price of SOL, thereby affecting the valuation of the Trust’s assets and the Trust’s NAV per Share. Once it has actual knowledge of material changes to the Constituent Exchanges used to calculate the Pricing Benchmark, the Trust will notify the owners of the beneficial interests of Shares in a prospectus supplement or in its periodic reports under the Exchange Act, as applicable, and on the Sponsor’s website.

~~The net assets of the Trust and its Shares are valued on a daily basis with reference to the CME CF Solana-Dollar Reference Rate – New York Variant, the Pricing Benchmark, a standardized reference rate published by CF Benchmarks Ltd, the Benchmark Provider, that is designed to reflect the performance of SOL in U.S. dollars. The Pricing Benchmark is calculated daily and aggregates the notional value of SOL trading activity across major SOL spot exchanges. The Benchmark Provider is the administrator of the Pricing Benchmark.~~ The ~~Trust~~Administrator also uses the Pricing Benchmark to calculate ~~its~~the Trust’s NAV, which is the aggregate U.S. Dollar value of SOL in the Trust, based on the Pricing Benchmark, less its liabilities and expenses. “NAV per Share” is calculated by dividing NAV by the number of Shares currently outstanding. NAV and NAV per Share are not measures calculated in accordance with GAAP. NAV is not intended to be a substitute for the Trust’s Principal Market NAV calculated in accordance with GAAP, and NAV per Share is not intended to be a substitute for the Trust’s Principal Market NAV per Share calculated in accordance with GAAP.

~~The Pricing Benchmark was created to facilitate financial products based on SOL and provides a USD-denominated reference rate for the spot price of SOL. The Pricing Benchmark leverages real-time prices from multiple constituent exchanges (the “Constituent Exchanges”) to provide a representative spot price. Each Constituent Exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The Pricing Benchmark is calculated based on the Relevant Transactions of the Constituent Exchanges. Calculation steps on any given day for which the Pricing Benchmark is published are as follows: (1) all Relevant Transactions are added to a joint list, recording the trade price and size for each transaction; (2) the list is partitioned (i.e., trades are added to a partition) into a number of equally-sized time intervals; (3) for each partition separately, the volume-weighted median trade price is calculated from the trade prices and sizes of all Relevant Transactions (i.e., across the Constituent Exchanges). A volume-weighted median differs from a standard median in that a weighting factor, in this case trade size, is factored into the calculation; and (4) the Pricing Benchmark is then given by the equally-weighted average of the volume-weighted medians of all partitions.~~

~~The use of an equally-weighted average, as opposed to a volume-weighted average, to calculate the Pricing Benchmark results in a single large trade or cluster of trades occurring in any one partition having only a limited effect on the Pricing Benchmark. Adjustments are made to the calculation for delayed data, missing data and erroneous data. “Relevant Transaction” means any digital asset base asset versus the quote asset spot trade that occurs during the TWAP Period on a Constituent Exchange in the Relevant Pair that is reported through its Application Programming Interface (“API”) to the Benchmark Provider. “TWAP Period” means the 60 minutes leading up to 4:00 p.m. London time. For more information on how the Benchmark Provider calculates the Pricing Benchmark, see the CME CF Solana-Dollar Reference Rate – New York Variant available on the Benchmark Provider’s website at https://www.cfbenchmarks.com/data/indices/SOLUSD_NY. None of the information on the Benchmark Provider’s website is incorporated by reference into this Prospectus.~~

~~As of September 25, 2025, the Constituent Exchanges included in the Pricing Benchmark that is utilized by the Trust are Coinbase, Gemini, Kraken, LMAX Digital, Bitstamp and Crypto.com. As of September 25, 2025, Coinbase makes up 46.25% of the market share by trading volume of the Pricing Benchmark, with Gemini holding 1.85%, Kraken holding 4.98%, LMAX Digital holding 0.64%, Bitstamp holding 7.73% and Crypto.com holding the remaining 38.55% of the market share by trading volume.~~

~~Coinbase provides a platform for people to engage with digital assets through trading, staking, and other activities. The Constituent Exchanges had an aggregate trading volume in the SOL-USD pair during the four quarterly periods from July 1, 2024 to June 30, 2025 as shown in the table below:~~

~~Aggregate Trading Volume of SOL-USD Markets (US$)~~
~~Period~~	~~Bitstamp~~	~~Crypto.com~~	~~Coinbase~~	~~Gemini~~	~~Kraken~~	~~LMAX Digital~~	~~Others~~
~~2024 Q3~~	 ~~N/A~~ 	 ~~N/A~~ 	~~11,993,591,726~~	~~295,569,951~~	~~4,348,575,865~~	~~656,030,998~~	~~1,801,087,549~~
~~2024 Q4~~	 ~~N/A~~ 	 ~~N/A~~ 	~~16,699,619,420~~	~~406,981,486~~	~~5,557,503,818~~	~~875,801,250~~	~~5,368,762,716~~
~~2025 Q1~~	 ~~N/A~~ 	 ~~N/A~~ 	~~24,315,000,000~~	~~620,922,034~~	~~5,282,518,796~~	~~912,330,238~~	~~7,109,864,238~~
~~2025 Q2~~	~~1,125,516,657~~	~~4,236,814,307~~	~~15,196,156,895~~	~~640,101,732~~	~~2,814,137,078~~	~~1,062,304,390~~	~~1,011,663,421~~

~~The table below reflects the market share of each of the Constituent Exchanges included in the Pricing Benchmark as of September 25, 2025 using data observed by the Benchmark Provider through the public APIs of the Constituent Exchanges from July 1, 2024 to June 30, 2025:~~

~~Market Share of SOL-USD Trading~~
~~Period~~	~~Bitstamp~~		~~Crypto.com~~		~~Coinbase~~		~~Gemini~~		~~Kraken~~		~~LMAX Digital~~		~~Others~~
 ~~2024 Q3~~ 	 ~~N/A~~ 		 ~~N/A~~ 		~~62.81~~	~~%~~	~~1.55~~	~~%~~	~~22.77~~	~~%~~	~~3.44~~	~~%~~	~~9.43~~	~~%~~
 ~~2024 Q4~~ 	 ~~N/A~~ 		 ~~N/A~~ 		~~57.77~~	~~%~~	~~1.41~~	~~%~~	~~19.22~~	~~%~~	~~3.03~~	~~%~~	~~18.57~~	~~%~~
 ~~2025 Q1~~ 	 ~~N/A~~ 		 ~~N/A~~ 		~~63.58~~	~~%~~	~~1.62~~	~~%~~	~~13.81~~	~~%~~	~~2.39~~	~~%~~	~~18.59~~	~~%~~
 ~~2025 Q2~~ 	~~4.31~~	~~%~~	~~16.24~~	~~%~~	~~58.25~~	~~%~~	~~2.45~~	~~%~~	~~10.79~~	~~%~~	~~4.07~~	~~%~~	~~3.88~~	~~%~~

~~Gemini’s headquarters are located in New York, New York, and Gemini is registered as a money services business with FinCEN and holds state licenses to engage in money transmission, or the state equivalent, in applicable U.S. states. Coinbase operates as a remote-first company and has no physical headquarters, and is registered as a money services business with FinCEN, and holds licenses to engage in money transmission, or the state equivalent, in the majority of U.S. states. Kraken’s headquarters are located in San Francisco, California, and is registered as a money services business with FinCEN and holds licenses to engage in money transmission, or the state equivalent, in the majority of U.S. states. LMAX Digital is a Gibraltar based exchange regulated by the GFSC as a DLT provider for execution and custody services. LMAX Digital does not hold a BitLicense and is part of LMAX Group, a U.K.-based operator of a FCA regulated Multilateral Trading Facility and Broker-Dealer.~~

~~While each of the Constituent Exchanges is subject to a range of federal and state laws regarding various aspects of their functioning, neither of the Constituent Exchanges is currently registered with the SEC as a national securities exchange, broker-dealer or clearing agency. Further information regarding the domicile, regulation and legal compliance of the Constituent Exchanges may be found, where available, on the websites for such Constituent Exchanges and public registers for compliance with local regulations, among other places.~~

~~An oversight function is implemented by the Benchmark Provider in seeking to ensure that the Pricing Benchmark is administered through the Benchmark Provider’s codified policies for Pricing Benchmark integrity. The Pricing Benchmark is administered through the Benchmark Provider’s codified policies for Pricing Benchmark integrity, including a conflicts of interest policy, a control framework, an accountability framework, and an input data policy. It is also subject to the UK BMR regulations, compliance with which regulations has been subject to a Limited Assurance Audit under the ISAE 3000 standard as of September 12, 2022, which is publicly available.~~

~~The Pricing Benchmark is subject to oversight by the CME CF Oversight Committee. The CME CF Oversight Committee shall be comprised of at least five members, including at least: (i) two who are representatives of CME (“CME Members”); (ii) one who is a representative of the Benchmark Provider (“CF Member”); and (iii) two who bring expertise and industry knowledge relating to benchmark determination, issuance and operations. The CME CF Oversight Committee meets no less frequently than quarterly. The CME CF Oversight Committee’s Founding Charter and quarterly meeting minutes are publicly available.~~

~~The Sponsor believes that the use of the Pricing Benchmark is reflective of a reasonable valuation of the average spot price of SOL and that resistance to manipulation is a priority aim of its design methodology. The methodology: (i) takes an observation period and divides it into equal partitions of time; (ii) then calculates the volume-weighted median of all transactions within each partition; and (iii) the value is determined from the arithmetic mean of the volume-weighted medians, equally weighted. By employing the foregoing steps, the Pricing Benchmark thereby seeks to ensure that transactions in SOL conducted at outlying prices do not have an undue effect on the value of a specific partition, large trades or clusters of trades transacted over a short period of time will not have an undue influence on the benchmark level, and the effect of large trades at prices that deviate from the prevailing price are mitigated from having an undue influence on the benchmark level.~~

~~The Sponsor holds full discretion to change either the Pricing Benchmark or the Benchmark Provider subject to proper notification to shareholders. Shareholder approval is not required. Adjustments to the Pricing Benchmark could impact the NAV of the Trust. These adjustments may result in variations in the calculated spot price of SOL, thereby affecting the valuation of the Trust’s assets and the NAV per Share.~~

Pricing Benchmark data and the description of the Pricing Benchmark are based on information made publicly available by the Benchmark Provider on its website at https://www.~~cfbenchmarks.com/data/indices/SOLUSD_NY~~lseg.com/en/ftse-russell/indices/digital-asset#overview. None of the information on the Benchmark Provider’s website is incorporated by reference into this Prospectus.

The Sponsor has entered into a licensing agreement with the Benchmark Provider to use the Pricing Benchmark (the “Benchmark Licensing Agreement”). The Trust is entitled to use the Pricing Benchmark as a permitted affiliate of the Sponsor. Pursuant to the Benchmark Licensing Agreement, the Benchmark Provider provides each of the Sponsor, the Trust, and their affiliates a non-exclusive, non-transferable, non-sub-licensable, worldwide license to access, view and use the Pricing Benchmark to develop, create, calculate, settle, maintain or support and market the Trust. Such license has a one-year initial term and will automatically be renewed for successive one-year periods, unless terminated pursuant to its terms.

The Pricing Benchmark does not track airdrops involving SOL. Accordingly, the Trust does not participate in airdrops, as further described above in “Risk Factors — The inability to recognize the economic benefit of a “fork” or an “airdrop” could adversely impact an investment in the Trust.”

The Benchmark Provider is a company incorporated and registered in England, and its principal offices are located at 10 Paternoster Square, London, EC4M 7LS, United Kingdom. The Benchmark Provider is experienced in calculating and administering digital asset indices. The Benchmark Provider is unaffiliated with the Sponsor.

Irrespective of its obligations towards the Sponsor and the Trust, the Benchmark Provider has no obligation to point out errors in the Pricing Benchmark to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Publication of the Pricing Benchmark by the Benchmark Provider neither constitutes a recommendation by the Benchmark Provider to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of the Benchmark Provider with regard to any investment in this financial instrument. The Benchmark Provider is not responsible for fulfilling the legal requirements concerning the accuracy and completeness of the financial instrument’s prospectus.

Transition from the CME CF Solana-Dollar Reference Rate — New York Variant to the FTSE Solana Index

On August 27, 2026, the Trust changed its index from the Prior Pricing Benchmark to the Pricing Benchmark. Prior to August 27, 2026, the Trust’s NAV and NAV per Share were calculated using the index price based on the Prior Pricing Benchmark. As of August 27, 2026, the Trust’s NAV and NAV per Share are calculated using the index price based on the Pricing Benchmark. Performance of the Trust prior to August 27, 2026 is therefore based on the Trust’s investment strategy to track the Prior Pricing Benchmark and may have been different had the Trust tracked the current Pricing Benchmark.

The Prior Pricing Benchmark and the Pricing Benchmark differ in certain material respects, including with respect to the Benchmark Provider, the days on which each is calculated, the price aggregation methodology employed, the manner in which the observation window is structured and partitioned, the approach to filtering outlier trades, and the criteria and processes by which constituent trading venues are selected and reviewed. These differences are described in the table below. Because the two indexes employ different methodologies and may draw on data from different constituent exchanges or platforms, there can be no assurance that the Pricing Benchmark will produce the same SOL price as the Prior Pricing Benchmark at any given time, and differences between the two may be material at any given time or over any given period.

Feature	Prior Pricing Benchmark (CME CF Solana-Dollar Reference Rate – New York Variant)	Pricing Benchmark (FTSE Solana Index)
Benchmark Provider	CF Benchmarks Ltd. (the “Prior Benchmark Provider)	FTSE International Limited (the “Benchmark Provider”)

Regulatory Status	The Prior Benchmark Provider is subject to the UK Benchmark Regulation (BMR), compliance with which has been subject to a Limited Assurance Audit under the ISAE 3000 standard.	The Benchmark Provider is authorized as a “Benchmark Administrator” and regulated by the Financial Conduct Authority in the United Kingdom under the UK Benchmark Regulation.

Calculation Days	The NAV is calculated on each day other than a day when the Exchange is closed for regular trading.	Weekdays (Monday through Friday) and Sundays.

Calculation Time	Shares are valued daily as of 4:00 p.m. ET.	Shares are valued daily as of 4:00 p.m. ET.

Observation Window	From 3:00 p.m. to 4:00 p.m. New York time (one hour).	3:00:15 p.m. to 4:00:00 p.m. ET (one hour, producing 240 price observations at 15-second intervals).

Price Aggregation Method	The value is determined from the arithmetic mean of the volume-weighted medians, equally weighted.

The benchmark level is a 15-second volume-weighted average price (VWAP) of SOL closing prices in USD calculated across Constituent Exchanges over a 60-minute observation window ending at 4:00 p.m. ET, after application of exchange-level and trade-level outlier filters.

Feature	Prior Pricing Benchmark (CME CF Solana-Dollar Reference Rate – New York Variant)	Pricing Benchmark (FTSE Solana Index)
Outlier and Error Handling

An oversight function is implemented by the Prior Benchmark Provider in seeking to ensure that the Prior Pricing Benchmark is administered through codified policies for integrity, which include a conflicts of interest policy, a control framework, an accountability framework, and an input data policy.

After conversion to USD and prior to the final volume-weighted VWAP calculation, executed trades are filtered to identify and remove outliers. Duplicate trades are first removed. At the exchange level, all executed trades for SOL from the most recent 10-minute window are aggregated, a VWAP is calculated for each Constituent Exchange, and trades from any Constituent Exchange whose VWAP falls outside 1.5 standard deviations of the mean VWAP across all Constituent Exchanges are excluded. At the trade level, any individual trade with a price that falls outside 2.5 standard deviations of the mean price across the then most recent 10-minute window across the Constituent Exchanges is excluded.

Constituent Exchange / Platform Selection	The selection of exchanges for use in the Prior Pricing Benchmark is based on the accessible venues where execution transactions for SOL will occur.

Exchanges are eligible as Constituent Exchanges if they qualify as Watchlist or Participating Exchanges under the Benchmark Provider’s vetting methodology. Watchlist Exchange criteria include, among other things, a minimum average daily reported volume of $5,000,000 USD over the prior six-month period, operation as a centralized spot exchange, and provision of continuous trade data. Participating Exchanges must satisfy all Watchlist criteria and additionally must operate within the laws of their domiciled country, differentiate users based on geolocation, enforce KYC and AML controls, and have experienced no meaningful security lapse or breach in the last 12 months resulting in loss of client or exchange funds exceeding 1.0% of total holdings.

Constituent Exchange / Platform Composition	As of July 31, 2026, the Constituent Exchanges included Kraken, Gemini, Coinbase, Bitstamp, LMAX Digital and Crypto.com.	As of July 31, 2026, the Constituent Exchanges included in the Pricing Benchmark are Kraken, Bitstamp, Bitfinex, LMAX, Gemini, itBit and Luno.

Data Used in Calculation

The Prior Pricing Benchmark is calculated daily and aggregates the notional value of SOL trading activity across major SOL spot exchanges, using the volume-weighted median of executed transactions within each time partition.

Executed transactions from Constituent Exchanges are used in the calculation; price quotes are not used, and prices are calculated net of any transaction costs.

Pricing Benchmark Launch Date	The Prior Pricing Benchmark was introduced on September 16, 2024.	February 25, 2024.

~~A trading venue is eligible as a “Constituent Exchange” in any of the CME CF Cryptocurrency Pricing Products if it offers a market that facilitates the spot trading of the relevant cryptocurrency base asset against the corresponding quote asset, including markets where the quote asset is made fungible with Accepted Assets (the “Relevant Pair”) and makes trade data and order data available through an API with sufficient reliability, detail and timeliness. The CME CF Oversight Committee considers a trading venue to offer sufficiently reliable, detailed and timely trade data and order data through an API when: (i) the API for the “Constituent Exchange” does not fall or become unavailable to a degree that impacts the integrity of the Pricing Benchmark given the frequency of calculation; (ii) the data published is at the resolution required so that the benchmark can be calculated, with the frequency and dissemination precision required; and (iii) the data is broadcast and available for retrieval at the required frequency (and not negatively impacted by latency) to allow the methodologies to be applied as intended. An “Accepted Asset” means a digital asset that is a fully reserve backed digital token, commonly referred to as a “stablecoin”, that seeks to peg its value to that of the quote asset, where the issuer operates a 1:1 redemption facility and solely holds reserve assets that are in line with the prevailing regulations enforced for government security money market funds in major jurisdictions such as the United States, United Kingdom and the European Union.~~

~~Furthermore, it must, in the opinion of the CME CF Oversight Committee, fulfill the following criteria:~~

~~1.~~	~~The venue’s Relevant Pair spot trading volume for an index must meet the minimum thresholds for it to be admitted as a constituent exchange.~~

~~2.~~	~~The average daily volume the venue would have contributed during the observation window for the reference rate of the Relevant Pair exceeds 3% for two consecutive calendar quarters.~~

~~3.~~	~~The venue has policies to ensure fair and transparent market conditions at all times and has processes in place to identify and impede illegal, unfair or manipulative trading practices.~~

~~4.~~

~~The venue does not impose undue barriers to entry or restrictions on market participants, and utilizing the venue does not expose market participants to undue credit risk, operational risk, legal risk or other risks.~~

~~5.~~

~~The venue complies with applicable law and regulation, including, but not limited to, capital markets regulations, money transmission regulations, client money custody regulations, KYC and AML regulations.~~

~~6.~~

~~The venue cooperates with inquiries and investigations of regulators and the Administrator upon request and must execute data sharing agreements with CME Group. Once admitted, a constituent exchange must demonstrate that it continues to fulfill criteria 2 to 5 inclusive. Should the average daily contribution of a constituent exchange fall below 3% for any reference rate, then the continued inclusion of the venue as a constituent exchange to the Relevant Pair shall be assessed by the CME CF Oversight Committee.~~

~~Additionally, a trading venue may be nominated for addition to the list of Constituent Exchanges by any member of the public, exchange or the CME CF Oversight Committee.~~

~~The Sponsor has selected the Pricing Benchmark for its quality and rigor as well as its broad, well-balanced universe, which the Sponsor believes best reflects the market price of SOL.~~

The following table sets forth the average, high, low and end-of-period price under the Prior Pricing Benchmark for each period from the date of the listing of the Shares on the Exchange, through July 31, 2026.

Period	Average	High	Low	End-of-Period
Twelve months ended December 31, 2025	$169.9759	$274.5183	$104.5863	$123.8571
January 1, 2026 through July 31, 2026	$89.2971	$147.2638	$61.8267	$72.9905
November 19, 2025 (inception) through July 31, 2026	$96.3106	$147.2638	$61.8267	$72.9905

The following table sets forth the average, high, low, and end-of-period price under the Pricing Benchmark for each period from the date of the listing of the Shares on the Exchange, through July 31, 2026. The Sponsor has not observed a material difference between the Prior Pricing Benchmark prices and Pricing Benchmark prices during this period.

Period	Average	High	Low	End-of-Period
Twelve months ended December 31, 2025	$169.9212	$274.0044	$104.5952	$123.8712
January 1, 2026 through July 31, 2026	$88.9949	$147.2127	$62.5331	$72.9940
November 19, 2025 (inception) through July 31, 2026	$96.0798	$147.2127	$62.5331	$72.9940

~~The Sponsor has entered into a licensing agreement with the Benchmark Provider to use the Pricing Benchmark (the “Pricing Benchmark Licensing Agreement”). The Trust is entitled to use the Pricing Benchmark pursuant to a sub-licensing arrangement with the Sponsor. Pursuant to the Pricing Benchmark Licensing Agreement, the Index Provider provides each of the Sponsor, the Trust, and their affiliates a non-exclusive, non-transferable, non-sub-licensable, perpetual, worldwide, license to access, view and use the Pricing Benchmark to develop, create, calculate, settle, maintain or support and market the Trust. Such license will have a one-year initial term and will automatically be renewed for successive one-year periods, unless terminated pursuant to the terms of the agreement.~~

~~As the Pricing Benchmark is calculated as a price return, it does not track airdrops involving SOL. Accordingly, the Trust does not participate in airdrops, as further described above in “Risk Factors — The inability to recognize the economic benefit of a “fork” or an “airdrop” could adversely impact an investment in the Trust.”~~

 ~~CF BENCHMARKS LTD. DATA IS USED UNDER LICENSE AS A SOURCE OF INFORMATION FOR THE TRUST’S PRODUCTS. CF BENCHMARKS LTD., ITS AGENTS AND LICENSORS HAVE NO OTHER CONNECTION TO THE TRUST’S PRODUCTS AND SERVICES AND DOES NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY OF THE TRUST’S PRODUCTS OR SERVICES. CF BENCHMARKS LTD., ITS AGENTS AND LICENSORS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE TRUST’S PRODUCTS AND SERVICES. CF BENCHMARKS LTD., ITS AGENTS AND LICENSORS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY BENCHMARK LICENSED TO THE TRUST AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.~~

ADDITIONAL INFORMATION ABOUT THE TRUST

The Trust’s Fees and Expenses

The Sponsor Fee will accrue daily and will be payable in SOL ~~weekly~~at least quarterly in arrears. The Administrator will calculate the Sponsor Fee on a daily basis by applying a 0.21% annualized rate to the Trust’s NAV, and the amount of SOL payable in respect of each daily accrual shall be determined by reference to the Pricing Benchmark. The Sponsor has agreed to pay all operating expenses (except for litigation expenses and other extraordinary expenses) out of the Sponsor Fee.